                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No.   ) *

                           BRANDON SYSTEMS CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.10 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    105303101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

             John B. Smith, Senior Vice President and Legal Counsel,
Interim Services Inc., 2050 Spectrum Boulevard, Fort Lauderdale, Florida  33309
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 27, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 pages)

                                  SCHEDULE 13D
CUSIP No. 105303101                                          Page 2 of 10 Pages

===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        Raymond Marcy
-------------------------------------------------------------------------------
2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
    |                                                          (b) [ ]
-------------------------------------------------------------------------------
3   |    SEC USE ONLY
    |
-------------------------------------------------------------------------------
4   |    SOURCE OF FUNDS
    |        OO (see Item 3 below)
-------------------------------------------------------------------------------
5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                           0
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                 1,099,760
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                      0
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER                    0
-------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        1,099,760
-------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |                                                              [ ]
-------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        25.0%
-------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |        IN
===============================================================================

                                  SCHEDULE 13D
CUSIP No. 105303101                                          Page 3 of 10 Pages

===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        Roy Krause
-------------------------------------------------------------------------------
2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
    |                                                         (b) [ ]
-------------------------------------------------------------------------------
3   |    SEC USE ONLY
    |
-------------------------------------------------------------------------------
4   |    SOURCE OF FUNDS
    |        OO (see Item 3 below)
-------------------------------------------------------------------------------
5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                           0
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                 1,099,760
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                      0
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER                    0
-------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        1,099,760
-------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |                                                              [ ]
-------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        25.0%
-------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |        IN
===============================================================================

                                  SCHEDULE 13D
CUSIP No. 105303101                                          Page 4 of 10 Pages

===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        John B. Smith
-------------------------------------------------------------------------------
2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
    |                                                         (b) [ ]
-------------------------------------------------------------------------------
3   |    SEC USE ONLY
    |
-------------------------------------------------------------------------------
4   |    SOURCE OF FUNDS
    |        OO (see Item 3 below)
-------------------------------------------------------------------------------
5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
-------------------------------------------------------------------------------
6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                           0
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                 1,099,760
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                      0
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER                    0
-------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        1,099,760
-------------------------------------------------------------------------------
12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    |                                                              [ ]
-------------------------------------------------------------------------------
13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        25.0%
-------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |        IN
===============================================================================

                                                            Page 5 of 10 Pages

Item 1. Security and Issuer.

        This Schedule 13D relates to the shares of common stock, par value $0.10 per share (the "Company Stock") of Brandon Systems Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is Nine Polito Avenue, Lindhurst, New Jersey 07071.

Item 2. Identity and Background

        This Schedule 13D is being filed by Raymond Marcy, Roy Krause and John
B. Smith. The information required by Item 2 with respect to each of the above referenced individuals is set forth below.

                                  Raymond Marcy
                              ---------------------

(a)     Raymond Marcy

(b)     Interim Services Inc.
        2050 Spectrum Boulevard
        Fort Lauderdale, FL  33309

(c)     President and Chief Executive Officer
        Interim Services Inc. (a flexible staffing provider)
        2050 Spectrum Boulevard
        Fort Lauderdale, FL  33309

(d) Raymond Marcy has not been convicted in a criminal proceeding during the last five years.

(e) Raymond Marcy has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

(f)     Raymond Marcy is a citizen of the United States of America.

                                   Roy Krause
                                 ---------------

(a)     Roy Krause

(b)     Interim Services Inc.
        2050 Spectrum Boulevard
        Fort Lauderdale, FL  33309

(c)     Executive Vice President and Chief Financial Officer
        Interim Services Inc. (a flexible staffing provider)
        2050 Spectrum Boulevard
        Fort Lauderdale, FL  33309

(d) Roy Krause has not been convicted in a criminal proceeding during the last five years.

(e) Roy Krause has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

(f)     Roy Krause is a citizen of the United States of America.

                                                            Page 6 of 10 Pages
                                  John B. Smith
                               ------------------

(a)     John B. Smith

(b)     Interim Services Inc.
        2050 Spectrum Boulevard
        Fort Lauderdale, FL  33309

(c)     Senior Vice President and Legal Counsel
        Interim Services Inc. (a flexible staffing provider)
        2050 Spectrum Boulevard
        Fort Lauderdale, FL  33309

(d) John B. Smith has not been convicted in a criminal proceeding during the last five years.

(e) John B. Smith has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

(f)     John B. Smith is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

        Raymond Marcy, Roy Krause and John B. Smith did not pay consideration or other funds for the Company Stock. As discussed in Item 4 below, Raymond Marcy, Roy Krause and John B. Smith obtained beneficial ownership of the Company Stock pursuant to the terms of an Irrevocable Proxy attached hereto as
Exhibit 3(A) and incorporated herein fully by this reference.

Item 4. Purpose of Transaction

        On February 27, 1996, Ira B. Brown and Myra Brown granted an Irrevocable Proxy to Raymond Marcy, Roy Krause and John B. Smith (the "Irrevocable Proxy"). The Irrevocable Proxy grants the right to vote at any meeting of the stockholders of the Company called for the purpose of voting on the Merger (as defined in the Irrevocable Proxy) all the shares of Company Stock owned of record by Ira B. Brown and Myra Brown in favor of the Merger and for the approval and adoption of the Merger Agreement (as defined in the Irrevocable Proxy).

        Raymond Marcy, Roy Krause and John B. Smith have no right to vote the shares of Company Stock owned of record by Ira B. Brown and Myra Brown at any stockholder meeting called for any other purpose. It is the intention of Raymond Marcy, Roy Krause and John B. Smith to vote the beneficially owned shares of Company Stock in accordance with the terms of the Irrevocable Proxy.

Item 5. Interest in Securities of the Issuer.

                 (a) As of February 27, 1996, the Company had 4,395,631 shares of Company Stock outstanding of which Raymond Marcy, Roy Krause and John
B. Smith beneficially own 1,099,760 shares representing 25.0% of the shares of Company Stock currently outstanding.

                 (b) Neither Raymond Marcy, Roy Krause nor John B. Smith have the sole power to vote or the sole power to dispose of any shares of Company Stock. Raymond Marcy, Roy Krause and John B. Smith have the shared

                                                            Page 7 of 10 Pages

power to vote 1,099,760 shares of Company Stock in accordance with the terms of the Irrevocable Proxy but have no shared power to dispose of any shares of Company Stock.

                 (c)     None.

                 (d) Ira B. Brown and Myra Brown have the power to direct the receipt of dividends from, or the proceeds from the sale of all 1,099,760 shares of Company Stock beneficially owned by Raymond Marcy, Roy Krause and John B. Smith.

                 (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except as described in Item 4 to this Schedule 13D, neither Raymond Marcy, Roy Krause nor John B. Smith have individually entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any of the 1,099,760 shares of beneficially owned Company Stock.

Item 7. Material to be Filed as Exhibits.

                 Exhibit No.      Description
                 -----------      -----------

                     3(A)         Irrevocable Proxy dated February 27, 1996


        The undersigned agree that this statement is filed on behalf of each of the reporting persons.


























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                                                            Page 8 of 10 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        March 6, 1996                              /s/ Raymond Marcy
--------------------------------           ----------------------------------
            Date                                     Raymond Marcy



        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                            Page 9 of 10 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        March 6, 1996                              /s/ Roy Krause
--------------------------------           ----------------------------------
            Date                                      Roy Krause



        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                            Page 10 of 10 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        March 6, 1996                              /s/ John B. Smith
--------------------------------           ----------------------------------
            Date                                      John B. Smith


        Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).